Exhibit 4.5

TAT TECHNOLOGIES LTD.

INSIDER TRADING POLICY

This document sets forth the Insider Trading Policy (the “Policy”) of TAT Technologies Ltd. and its subsidiaries (collectively, “TAT”). The Policy establishes the policies and procedures that govern trading by TAT personnel in TAT securities and securities of any other company about which such personnel learns material, nonpublic information in the course of performing his or her duties for TAT. The Policy has been adopted by TAT to fulfill its responsibilities as a public company under U.S. federal and Israeli securities laws to prevent insider trading and to help its personnel avoid the severe consequences associated with violations of the insider trading laws. The Policy is also intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with TAT. Should you have any questions regarding this Policy, please contact the Company’s Chief Financial Officer (the “Stock Compliance Officer”).

It is important that all TAT personnel review the Policy carefully. Noncompliance with the Policy is grounds for immediate dismissal. Failure to comply with the policies and procedures set forth below also can result in a serious violation of the U.S. federal and Israeli securities laws, leading to potential civil and criminal penalties.

I.	Scope of Policy

All directors, officers and other employees of TAT, and, if designated by the Stock Compliance Officer as a covered entity (1) all directors and officers of a joint venture in which TAT has a financial interest (such a joint venture is referred to as a “Related Company”) and (2) any consultant or contractor to TAT or a Related Company, are subject to the prohibitions set forth in this Insider Trading Policy (each such person subject to the Policy is referred to as a “Covered Person”).

The restrictions imposed by the Policy apply to trading in any TAT securities, as well as any instrument that derives its value from the price of TAT securities, including but not limited to, puts, calls, warrants, options and convertible securities whether or not issued by TAT (a “Derivative Security”), subject to the qualification, as provided in Part VI of this Policy, that all Covered Persons are prohibited from engaging in certain types of transactions, including short sales of (and economically equivalent transactions relating to) TAT securities. The restrictions imposed by the Policy also apply to trades in securities of any Related Company and any other company about which any Covered Person learns material, nonpublic information in the course of performing his or her duties for TAT, such as securities of any company with which TAT may be entering into or negotiating major transactions and Derivative Securities of any of such securities.

II.	Persons Subject to this Policy

Each of the policies and procedures under the Policy that is binding on a Covered Person also applies to the “Associates” of such Covered Person, which consist of: (i) any Family Member who resides in the household of a Covered Person; (ii) anyone else who lives in the household of a Covered Person; and (iii) any Family Member who does not live in the household of a Covered Person but whose transactions in TAT securities or Derivative Securities are directed by or subject to the influence or control of a Covered Person (such as parents or children who consult with you before they trade in TAT securities or Derivative Securities). Family Members consist of the following persons: any child, stepchild, grandchild, parent, stepparent, grandparent, spouse (or comparable co-habitation relationship), sibling, mother-in-law, father- in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, in each case including adoptive relationships.

This Policy applies to any entities that a Covered Person controls, including any controlled corporations, partnerships or trusts, and transactions by such entities should be treated for the purposes of this Policy as if they were for the account of the Covered Person, unless the entity engages in the investment of securities in the ordinary course of its business (e.g., an investment fund or partnership) and confirms to the Stock Compliance Officer that it has established its own policies and procedures for compliance with insider trading restrictions under applicable securities laws.

Situations may exist where a Covered Person has a record ownership of or beneficial interest in securities, but has no responsibility for investment decisions, such as, for example, where the investment decisions have been delegated to an investment adviser. In such cases, this Policy is not intended to proscribe dealings in securities so long as the Covered Person has neither discussed the merits of the investment with, nor provided inside information to, the person or persons having the decision-making investment responsibility. Similarly, this Policy does not proscribe the purchase, sale or holding of an interest in a publicly traded mutual fund, even if the fund holds or trades in TAT securities or Derivative Securities.

As set forth in a separate Addendum to this Policy and subject to Section V hereof, all directors and officers of TAT, and any other employees, consultants or contractors of TAT designated by the Stock Compliance Officer (each such person subject to the Addendum is referred to as an “Addendum Covered Person”) are required to notify the Stock Compliance Officer of all trades in TAT securities or Derivative Securities and are prohibited from holding TAT securities in a margin account or pledging TAT securities.

III.	General Insider Trading Prohibition

Any Covered Person who possesses knowledge of any “material information” concerning TAT that has not been disclosed to the public is prohibited from (i) trading in TAT securities or Derivative Securities, (ii) advising others to trade or to refrain from trading in TAT securities or Derivative Securities, or (iii) disclosing the material information to any other person for the purpose of enabling such person to trade or to refrain from trading in TAT securities or Derivative Securities. These restrictions remain in effect until the information is fully disclosed to the public or until the information, although not disclosed, ceases to be material.

Any Covered Person who obtains, in the course of his or her employment with or engagement by TAT, knowledge of any “material information” concerning any other company that has not been disclosed to the public is prohibited from (i) trading in securities of such other company or Derivative Securities of such other company, (ii) advising others to trade in securities of such other company or Derivative Securities of such other company, or (iii) disclosing the material information to any other person for the purpose of enabling such person to trade in securities of such other company or Derivative Securities of such other company. These restrictions remain in effect until the information is fully disclosed to the public or until the information, although not disclosed, ceases to be material.

For purposes of insider trading liability, it does not matter that delaying the transaction until the material, nonpublic information is disclosed or ceases to be material might cause the Covered Person or an associate of a Covered Person to incur a financial loss, or whether there is some independent reason for the transaction (such as the need to raise money for an emergency expenditure). In addition, except in the limited circumstances discussed below, it does not matter that a Covered Person or an Associate of a Covered Person may have decided to engage in a transaction before learning of the undisclosed material information. Further, it also is irrelevant that publicly disclosed information about TAT would, without consideration of the undisclosed material information, provide a substantial basis for engaging in the transaction. The federal and Israeli securities laws do not recognize any such mitigating circumstances and further, even the appearance of an improper transaction must be avoided to preserve TAT’s reputation for adhering to the highest standards of conduct.

Material Information

In general, information is considered material as it relates to any company if there is a substantial likelihood that a reasonable investor would consider the information important in making a decision to buy, hold or sell securities of such company. While this standard is not always easy to apply, any information that could be expected to affect the price of TAT’s ordinary shares (or other TAT security that is the subject of the transaction), whether positive or negative, should be considered material. Some examples of information that is almost always regarded as material include: significant transactions such as pending or proposed mergers, tender offers, acquisitions or dispositions; financial forecasts (especially earnings estimates); corporate restructurings; regulatory rulings; unanticipated changes in the level of sales, earnings or expenses or earnings that are not consistent with the consensus expectations of the investment community; material changes to previously filed financial statements; credit rating changes; stock splits; stock dividends; equity or debt offerings; management changes; entry into or loss of a substantial contract not in the ordinary course of business; impending bankruptcy or the existence of severe liquidity problems; and simil ar matters.

Any Covered Person who has questions as to the materiality of any nonpublic information is advised to contact the Stock Compliance Officer for guidance. When in doubt as to the materiality of any nonpublic information, Covered Persons should refrain from trading.

Public Disclosure

Disclosure of material information to the public generally means the disclosure of the information in a filing with the Securities and Exchange Commission (the “SEC”) and the Tel Aviv Stock Exchange (such as TAT’s annual report on Form 20-K or current reports on Form 6-K) or otherwise released broadly to the marketplace (such as by a press release). More limited dissemination of the information, such as in a company communication to employees (even if it is to all employees generally) does not qualify as public disclosure. To ensure adequate disclosure, two full trading days should be permitted following public disclosure to allow the securities markets an opportunity to digest the news.

Tipping

Covered Persons who cannot trade in TAT securities, Derivative Securities, securities of any other company or derivative securities of such securities, by reason of the possession of material, nonpublic information also may not either (i) disclose such information to any other person for the purpose of allowing the other person to trade in the above securities or (ii) provide trading advice with respect to the above securities (even though the nonpublic information that provides the basis for the advice is not disclosed to the person). Any such disclosure or trading advice constitutes a violation of the federal and Israeli securities laws (referred to as “tipping”) and can result in liability for both the tipper and the tippee, as well as for TAT and supervisory personnel.

IV.	Blackout Periods

Regular Blackout Periods

There are four regular blackout periods with respect to trading per year (the “Quarterly Blackout Periods”). Each Quarterly Blackout Period begins at 12:01 a.m. Eastern time on the 23rd day of the third month of the quarter (i.e. 12:01 a.m. Eastern time on each March 23, June 23, September 23 and December 23) and ends at 11:59 p.m. Eastern time on the close of trading on the second full trading day following the public dissemination by TAT of its quarterly (or, in the case of the fourth quarter, annual) financial results by press release to the national wire services or by making a filing with the SEC and the Tel Aviv Stock Exchange.

Covered Persons are prohibited from trading in TAT securities or Derivative Securities during Quarterly Blackout Periods.

Designated Blackout Periods

Any Covered Person, at any time and from time to time, may be informed by the Stock Compliance Officer that he or she, and his or her Associates, are subject to a designated blackout period (a “Designated Blackout Period” and, together with a Quarterly Blackout Period, a “Blackout Period”) due to such person’s involvement in or knowledge of a particular matter. Covered Persons so advised are prohibited from trading in TAT securities or Derivative Securities until they receive further notice from the Stock Compliance Officer. The existence of a Designated Blackout Period will not be announced other than to those who are subject to it. Any Covered Person or their Associates made aware of the existence of a designated blackout period should not disclose the existence of such blackout for any reason.

It is important to keep in mind that, although a Blackout Period is not in effect, the prohibition on trading on material, nonpublic information continues to apply.

V.	Approved Trading Plans

Transactions by Covered Persons and their Associates pursuant to a written trading plan (an “Approved Plan”) will not violate this Policy and are not subject to the Blackout Period restrictions or pre-clearing procedures if the following conditions are met:

•	The Approved Plan and trades thereunder must meet the requirements of the Company’s “Guidelines for Rule 10b5-1 Plans,” which may be obtained from the Stock Compliance Officer.

•	the Stock Compliance Officer must approve the Approved Plan prior to any transaction being completed thereunder;

•	The Approved Plan must comply with the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “1934 Act”), including the following:

(i)	it must be a written, binding contract, instruction or plan entered into outside of a Blackout Period and at such time when the Covered Person is not in possession of material, nonpublic information;

(ii)
the Approved Plan must expressly specify the amounts, prices and dates of transactions (specifically or through a written formula, or a combination thereof) or confer discretionary authority on another person (who is not a Covered Person or Associate and otherwise is not in possession of material non-public information) to effect one or more purchase or sale transactions for the account of the instructing person;

(iii)	the instructing person may not exercise any subsequent influence over how, when or whether the transactions are effected; and

(iv)	the purchase or sale must occur pursuant to the Approved Plan.

•	Any Covered Person or their Associate must report to the Stock Compliance Officer (i) all transactions made pursuant to the Approved Plan and (ii) the completion or termination of the Approved Plan.

The Stock Compliance Officer will approve any Approved Plan that complies with the terms of this Section V.

A contract, instruction or plan of the type described above will generally only be necessary for an Addendum Covered Person and other persons who routinely come into contact with material non-public information, and should not generally be necessary for other Covered Persons.

VI.	Short Term Speculation; Hedging Transactions; Pledges Restrictions

TAT considers it improper and inappropriate for any Covered Person or their Associates to engage in short-term or speculative transactions in TAT securities or in other transactions in TAT securities that may transfer the full risks and rewards of ownership over TAT securities. Therefore, it is TAT’s policy that Covered Persons and their Associates may not engage, in any of the following transactions:

•
Publicly Traded Options. A transaction in options is, in effect, a bet on the short-term movement of TAT shares and therefore creates the appearance of trading based on inside information. Transactions in options also may focus attention on short-term performance at the expense of long-term objectives. Accordingly, transactions in puts, calls or other derivative securities, on an exchange or in any other organized market, are prohibited. Option positions arising from certain types of hedging transactions are governed by the third paragraph below

•
Standing Orders. A standing order placed with a broker to sell or purchase TAT shares at a specified price leaves the shareholder with no control over the timing of the transaction. A transaction pursuant to a standing order – which does not meet the standards of an Approved Plan – executed by the broker when the Covered Person is aware of material nonpublic information may result in unlawful insider trading. Accordingly, standing orders are prohibited during any Blackout Period and at any time that the Covered Person is aware of material, non-public information. Any pending standing order must be cancelled before the commencement of any Blackout Period.

•
Hedging Transactions.  Certain forms of hedging or monetization transactions allow Covered Persons to lock in much of the value of their TAT securities, often in exchange for all or part of the potential for upside appreciation in the securities. These transactions allow the Covered Person to continue to own the covered TAT security, but without the full risks and rewards of ownership. Such transactions may use methodologies or financial instruments including, but not limited to, short sales, puts, calls, collars, prepaid variable forward contracts and exchange funds. When that occurs, the Covered Person may no longer have the same objectives as TAT’s other securityholders. Therefore, Covered Persons are prohibited from employing any such methodologies or using any such financial instruments with respect to a TAT security absent prior written approval of the Stock Compliance Officer. Any Covered Person that wishes to seek such approval must submit a request to the Stock Compliance Officer at least two weeks prior to the proposed execution of documents related to such transaction.

•
Margin Accounts and Pledges. Covered Persons may not hold TAT securities in a margin account or pledge TAT securities as collateral because a margin or foreclosure sale may occur when such Covered Person is aware of material nonpublic information or otherwise prohibited from trading in TAT securities.

Any Covered Person who has questions as to whether a particular strategy would violate the Policy is advised to contact the Stock Compliance Officer.

VII.	Application of the Policy to Specific Transactions

The provisions of the Policy apply to various investment decisions concerning TAT securities made by a Covered Person in connection with TAT’s equity incentive plans, as are in effect from time to time.

Equity Incentive Plans

The Policy does not apply to the grant or the cash exercise of share options granted under TAT’s equity incentive plans as in effect from time to time, and also would not apply to the delivery of shares to TAT, or the withholding of shares by TAT, upon exercise of such options as payment of the exercise price for such options or for tax withholding, to the extent such transactions are permissible under the equity incentive plans. However, the delivery of TAT shares to any third party in payment for the exercise price of a share option and/or for tax withholding, known as a “cashless” or “same-day sale” exercise, as well as any sale to a third party of TAT shares acquired upon the exercise of a share option, is subject to the same restrictions that apply to any other sale of TAT shares, including the Prior Approval Requirement set forth in the Addendum if the person effecting any such transaction is an Addendum Covered Person. These restrictions also apply to any Associate who acquires a transferred stock option.

The Policy also does not apply to the award of restricted shares or restricted share units or the withholding of shares by TAT from such restricted shares or restricted share units for tax withholding purposes. The sale of TAT shares acquired on the date of release of shares issued pursuant to such awards to any third party (including for tax withholding purposes) is subject to the same restrictions that apply to any other sale of TAT shares, including the Prior Approval Requirement set forth in the Addendum if the person effecting any such transaction is an Addendum Covered Person.

Gifts

Gifts of TAT securities or Derivative Securities during a Blackout Period may only be made with the prior written approval of the Stock Compliance Officer. To the extent approval is granted, the recipient of a gift who is a Covered Person or an Associate of a Covered Person would be subject to the restrictions of this Policy in connection with any subsequent sale of the gifted securities

VIII.	Post-Termination Transactions

The restrictions imposed by the Policy, including any Blackout Period then in effect, will continue to apply to a Covered Person and their Associates after the termination of his or her employment with or engagement by TAT for such period of time as such Covered Person is aware of material, nonpublic information until that information has become public or is no longer material.

VIII.	Reason for the Prohibition

Under the federal and Israeli securities laws, it is unlawful for any director, officer or employee of, or any person otherwise associated with, a public company to trade, or to enable others to trade, in the securities of that company while in possession of material, nonpublic information. Violators may be subject to criminal prosecution and/or civil liability.

Insider trading also can generate significant adverse publicity and, as a result, cause a substantial loss of confidence in TAT and its securities on the part of the public and the securities markets. This could have an adverse impact on the price of TAT shares and other securities to the detriment of TAT and its shareholders.

Remember, anyone scrutinizing your transactions in TAT securities or Derivative Securities will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.

IX.	Conclusion

TAT will strictly enforce the prohibitions against insider trading and the additional restrictions and procedures set forth in this Policy. Any Covered Person, or their Associate, of TAT or any Related Company who is uncertain regarding the applicability of the Policy is urged to contact the Stock Compliance Officer prior to executing any sale or purchase transaction involving TAT securities or Derivative Securities to determine if he or she may properly proceed. Directors and officers of TAT should be particularly careful, since avoiding the appearance of engaging in share transactions on the basis of material, nonpublic information can be as important as avoiding consummating a transaction actually based on such information.

TAT TECHNOLOGIES LTD.
INSIDER TRADING POLICY
ACKNOWLEDGMENT

The undersigned hereby acknowledges receipt of the attached Insider Trading Policy (the “Policy”) of TAT Technologies Ltd. (“TAT”) and hereby covenants that he or she will strictly comply with the Policy. The undersigned hereby agrees that if he or she is contemplating a sale or purchase transaction involving any TAT securities or a Derivative Security (as defined in the Policy) and is unsure of the applicability of the Policy that he or she will contact the Stock Compliance Officer prior to executing the transaction to determine if he or she may properly proceed.

Directors and any officers should be particularly careful to avoid even the appearance of engaging in any stock transaction on the basis of material, nonpublic information, which can be as important as avoiding a transaction actually based on such information.

By:
Name:
Title:

Date:

Please acknowledge your receipt of the attached insider trading policy by dating and signing this acknowledgment and returning it to [---] in the TAT corporate headquarters.

ADDENDUM TO TAT TECHNOLOGIES LTD. INSIDER TRADING POLICY APPLICABLE TO
DIRECTORS, OFFICERS AND CERTAIN DESIGNATED EMPLOYEES

In addition to compliance with the general insider trading prohibition, subject to Section V of the Insider Trading Policy (the “Policy”) of TAT Technologies Ltd., all directors and officers of TAT, and any other employees, consultants or contractors of TAT designated by the Stock Compliance Officer (each such person subject to the Addendum is referred to as an “Addendum Covered Person”) are required to adhere to the following additional restrictions and procedures when trading in TAT securities and Derivative Securities.

In addition to the Blackout Periods and compliance with the general prohibition on insider trading, all directors and officers, and any other employees, consultants or contractors of TAT designated by the Stock Compliance Officer, must notify the Stock Compliance Officer before effecting a trade in TAT securities or any Derivative Security for their personal account (the “Prior Notification Requirement”) (to the extent that such persons are permitted to trade in Derivative Securities consistent with the restrictions described in Part VI). The Prior Notification Requirement also applies to Associates of the foregoing individuals. The notification should be submitted 48 hours prior to the proposed transaction date. Covered Persons who have questions regarding Prior Notification Requirement are advised to contact the Stock Compliance Officer.

TAT TECHNOLOGIES LTD.

GUIDELINES FOR RULE 10B5-1 PLANS

Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Rule 10b-5 of the Securities Exchange Act of 1934, as amended. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan (a “Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, TAT securities may be purchased or sold without regard to certain insider trading restrictions. In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material nonpublic information. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.

As specified in the Insider Trading Policy (the “Policy”) of TAT Technologies Ltd., a Rule 10b5-1 Plan must be approved by the Stock Compliance Officer and meet the requirements of Rule 10b5-1 and these guidelines. Any Rule 10b5-1 Plan must be submitted for approval prior to the entry into the Rule 10b5-1 Plan. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required.

The following guidelines apply to all Rule 10b5-1 Plans:

•	All management members of the Company may only execute trades pursuant to a Rule 10b5-1 Plan.

•	You may not enter into or modify a Rule 10b5-1 Plan program during a Blackout Period or while in possession of material nonpublic information.

•	All Rule 10b5-1 Plans must have a duration of at least 6 months and no more than 2 years.

•	You may not commence sales under a trading program until at least 30 days following the date of establishment of a trading program.

•	If a Rule 10b5-1 Plan is terminated, you must wait at least 30 days before trading outside of the Rule 10b5-1 Plan.

•
Any modification of a trading program must not take effect until at least 30 days following the date of the modification. The unmodified trading program can continue in effect until the modified plan takes effect.